Filed by Goldcorp Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Exeter Resource Corporation

Commission File Number: 001-33136

Date: June 20, 2017

GOLDCORP ANNOUNCES EXPIRATION OF OFFER AND FINAL TAKE UP OF EXETER SHARES

Vancouver, June 20, 2017 – GOLDCORP INC. (TSX: G, NYSE: GG) (“Goldcorp” or the “Offeror”) today announced that as at the expiry time of the mandatory extension period, being 5:00 p.m. (Toronto Time) on June 20, 2017, an additional 2,435,950 common shares (“Exeter Shares”) of Exeter Resource Corporation (“Exeter”), representing approximately 2.6% of the issued and outstanding Exeter Shares (on a non-diluted basis), had been tendered to the Goldcorp offer (the “Offer”) to acquire all of the issued and outstanding Exeter Shares. Together with the previously announced 74,992,886 Exeter Shares acquired by Goldcorp under the Offer, this represents a total acquisition by Goldcorp of 77,428,836 Exeter Shares, or approximately 82.5% of the outstanding Exeter Shares (on a non-diluted basis). Goldcorp will also acquire an additional 645,448 Exeter Shares deposited under the procedures for notices of guaranteed delivery in respect of the Offer, which together with all other Exeter Shares deposited under the Offer will result in a total acquisition of 78,074,284 Exeter Shares representing approximately 83.2% of the outstanding Exeter Shares (on a non-diluted basis). The Offer has now expired in accordance with its terms.

CST Trust Company (the “Depositary”) has reported that as at 5:00 p.m. (Toronto time) on June 20, 2017, the expiry of the mandatory extension period of the Offer, a total of 2,435,950 Exeter Shares had been validly deposited and immediately taken up under the Offer during the mandatory extension period, which represents 2.6% of the total number of Exeter Shares outstanding, excluding those beneficially owned, or over which control or direction is exercised, by the Offeror and its affiliates and associates and any person acting jointly or in concert with the Offeror. During the mandatory extension period, all deposited Exeter Shares were immediately taken up and paid for. If Exeter Shares were tendered through brokers or financial intermediaries, holders of such Exeter Shares will receive payment for their shares through their broker or financial intermediary.

Goldcorp now intends to move forward with a subsequent acquisition transaction to acquire the remaining Exeter Shares not tendered to the Offer, which would include causing a special meeting of Exeter shareholders to be called to consider a statutory plan of arrangement. Details of the subsequent acquisition transaction will be announced in due course. In connection with the subsequent acquisition transaction, Exeter would send to its shareholders and file with Canadian securities regulatory authorities and furnish to the Securities and Exchange Commission (the “SEC”) a proxy circular relating to the subsequent acquisition transaction (the “Proxy Circular”). This news release is not a substitute for the Proxy Circular or any other documents filed with the SEC by Exeter or Goldcorp. EXETER SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT GOLDCORP, EXETER AND THE SUBSEQUENT ACQUISITION TRANSACTION. Materials filed with the Canadian securities regulatory authorities are available electronically on SEDAR at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov. Documents may also be obtained free of charge from the the Information Agent, Kingsdale Advisors at 1-866-851-2743 or by contacting the Corporate Secretary of Goldcorp at 3400-666 Burrard Street, Vancouver, B.C. Canada V6C 2XB (604) 696-3000.

Suite 3400-666 Burrard St. Vancouver, BC V6C 2X8 Tel : 604-696-3000; Fax : 604-696-3001	1	www.goldcorp.com

Following the completion of the subsequent acquisition transaction, Goldcorp intends to cause Exeter to apply to the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange Market (“NYSE MKT”) and the Börse Frankfurt (Frankfurt Stock Exchange) to delist the Exeter Shares from the TSX, NYSE MKT and Frankfurt Stock Exchange, respectively, and if permitted by applicable law, cause Exeter to cease to be a reporting issuer (or equivalent) under applicable Canadian and United States securities laws.

An early warning report will be filed on SEDAR at www.sedar.com under Exeter’s profile. In order to obtain a copy of the early warning report, please contact Randall Chatwin, Assistant General Counsel at Goldcorp, at telephone number: 604-696-3000.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of Goldcorp or Exeter.

Any questions relating to the subsequent acquisition transaction can be directed to:

CST Trust Company:

North American Toll Free:	1-800-387-0825
Outside North America, Banks and Brokers Call Collect:	416-682-3860
Email:	inquiries@canstockta.com

Kingsdale Advisors:

North American Toll Free:	1-866-851-2743
Outside North America, Banks and Brokers Call Collect:	416-867-2271
Email:	contactus@kingsdaleadvisors.com

TD Securities Inc.

Telephone:	604-654-3332
Facsimile:	604-654-3671

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

Suite 3400-666 Burrard St. Vancouver, BC V6C 2X8 Tel : 604-696-3000; Fax : 604-696-3001	2	www.goldcorp.com

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the anticipated benefits of the acquisition of Exeter to Goldcorp, the number of Goldcorp shares to be issued, timing and anticipated take-up and payment, the ability of Goldcorp to complete any compulsory acquisition or subsequent acquisition transaction, the development of the Caspiche project, the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” , “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” , “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. In respect of the forward-looking statements concerning the anticipated completion of the proposed Offer and the anticipated timing for completion of the Offer, Goldcorp has provided them in reliance on certain assumptions that they believe are reasonable at this time. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the risk that the transaction or any compulsory acquisition or subsequent acquisition transaction may not close when planned or at all or on the terms and conditions set forth in the Offer to Purchase; the benefits expected from the Offer not being realized; risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; risks associated with restructuring and cost-efficiency initiatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to the integration of acquisitions; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Goldcorp’s operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

Suite 3400-666 Burrard St. Vancouver, BC V6C 2X8 Tel : 604-696-3000; Fax : 604-696-3001	3	www.goldcorp.com

For further information, please contact:

INVESTOR CONTACT	MEDIA CONTACT
Etienne Morin	Christine Marks
Director, Investor Relations	Director, Corporate Communications
(800) 567-6223	Telephone: (604) 696-3050
E-mail: info@goldcorp.com	E-mail: media@goldcorp.com

Suite 3400-666 Burrard St. Vancouver, BC V6C 2X8 Tel : 604-696-3000; Fax : 604-696-3001	4	www.goldcorp.com